Exhibit 12

Genworth Life and Annuity Insurance Company

Statement of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

	Six months ended June 30, 2006	Years ended
		December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Net earnings before income taxes and accounting changes	$41.0	$54.8	$55.4	$16.6	$158.7	$199.7
Fixed charges:
Interest expense	—	0.2	0.1	0.1	0.1	2.2
Interest portion of rental expense	0.6	1.1	0.5	1.0	1.0	1.8

Subtotal	0.6	1.3	0.6	1.1	1.1	4.0
Interest credited to investment contractholders	144.7	269.1	291.2	410.6	462.1	533.8

Total fixed charges	145.3	270.4	291.8	411.7	463.2	537.8

Earnings available for fixed charges (including interest credited to investment contractholders)	$186.3	$325.2	$347.2	$428.3	$621.9	$737.5

Earnings available for fixed charges (excluding interest credited to investment contractholders)	$41.6	$56.1	$56.0	$17.7	$159.8	$203.7

Ratio of earnings to fixed charges (including interest credited to investment contractholders)	1.28	1.20	1.19	1.04	1.34	1.37
Ratio of earnings to fixed charges (excluding interest credited to investment contractholders)	69.33	43.15	93.33	16.09	145.27	50.93